SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.
(Name of Subject Company (Issuer)
and Name of Filing Person (Offeror))

3 1/4% Convertible Notes due 2011
(Title of Class of Securities)

82966UAD5
(CUSIP Number of Class of Securities)

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020
(212) 584-5100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copies to:
John D. Lobrano
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$98,617,724.29	$11,443.37

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $97,831,000 aggregate principal amount of Sirius XM Radio Inc.’s 3 1/4% Convertible Notes due 2011 are purchased at the tender offer price of $1,007.50 per $1,000 principal amount of such Notes, plus accrued and unpaid interest on the Notes to, but not including the assumed payment date of April 21, 2011. The amount of the filing fee equals $116.10 per $1,000,000 of Transaction Value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Sirius XM Radio Inc. (the “Company”), a Delaware corporation, to purchase any and all of the Company’s outstanding 3 1/4% Convertible Notes due 2011 (the “Notes”) for cash, at a purchase price equal to $1,007.50 per $1,000 principal amount of the Notes purchased upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as the same may be amended or supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”). The Company’s obligation to accept for payment, and to pay for, the Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1, 2 and 4, Items 6 through 9 and Items 11 and 12 of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Sirius XM Radio Inc., a Delaware corporation, engaged in broadcasting music, sports, news, talk entertainment, traffic and weather channels in the United States on a subscription fee basis through its two proprietary satellite radio systems. The address of the principal executive office of Sirius XM Radio Inc. is 1221 Avenue of the Americas, 36th Floor, New York, New York 10020. The telephone number of its principal executive office is (212) 584-5100.

(b) The subject class of securities are the Company’s 3 1/4% Convertible Notes due 2011. As of the date of this filing, $97,831,000 in aggregate principal amount of Notes was outstanding.

(c) The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available. The common stock of the Company, par value $0.001 per share, into which the Notes may be converted trade on The NASDAQ Global Select Market under the symbol “SIRI”. The information set forth under “Market Information About the Notes and the Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s business address and phone number are set forth in Item 2 above of Schedule TO. The names of the directors of the board of directors of the Company and executive officers of the Company who are persons specified in Instruction C to Schedule TO are set forth below.

Name	Position

Eddy W. Hartenstein	Director, Chairman of the Board of Directors
Mel Karmazin	Director, Chief Executive Officer
Joan L. Amble	Director
Leon D. Black	Director
David J.A. Flowers	Director
Lawrence F. Gilberti	Director
James P. Holden	Director
Gregory B. Maffei	Director
John C. Malone	Director
James F. Mooney	Director

Name	Position

Jack Shaw	Director
Scott A. Greenstein	President and Chief Content Officer
James E. Meyer	President, Operations and Sales
Dara F. Altman	Executive Vice President and Chief Administrative Officer
Patrick L. Donnelly	Executive Vice President, General Counsel and Secretary
David J. Frear	Executive Vice President and Chief Financial Officer

The business address of each person set forth above is 1221 Avenue of the Americas, 36th Floor, New York, New York 10020. The telephone number of each person set forth above is (212) 584-5100.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offer.

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(ii) — (iii) The information in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “The Offer — Purchase Price; Accrued Interest” and “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) — (vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Notes” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2) Mergers and Similar Transactions.

(i) — (vii) Not applicable.

(b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements relating to the Notes:

(1) Indenture, dated as of May 23, 2003, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on May 30, 2003.

(2) Third Supplemental Indenture, dated as of October 13, 2004, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2004.

The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) There are no financing conditions.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed Compensated or Used.

(a) The information set forth in the Offer to Purchase in the section entitled “Solicitation and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated March 24, 2011.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Notes.
(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Notes.
(a)(5)(i)	Press Release dated March 24, 2011
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Indenture, dated as of May 23, 2003, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 30, 2003.
(d)(2)	Third Supplemental Indenture, dated as of October 13, 2004, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2004.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIRIUS XM RADIO INC.

By:	/s/ Patrick L. Donnelly
Name:     Patrick L. Donnelly

Title:	Executive Vice President, General Counsel and Secretary

Dated: March 24, 2011

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated March 24, 2011.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Notes.
(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Notes.
(a)(5)(i)	Press Release dated March 24, 2011
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Indenture, dated as of May 23, 2003, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on May 30, 2003.
(d)(2)	Third Supplemental Indenture, dated as of October 13, 2004, between the Company and The Bank of New York, as trustee — Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2004.
(g)	Not applicable.
(h)	Not applicable.